RIVERPARK FUNDS TRUST

Plan pursuant to Rule 18f-3(d) under the Investment Company Act of 1940

Effective September __, 2010,

WHEREAS, the Board of Trustees of RiverPark Funds Trust (the "Trust") has considered the following multi-class plan (the "Plan") under which the Trust may offer multiple classes of shares of its now existing and hereafter created series (each a “Fund” and collectively, the “Funds”) pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act"); and

WHEREAS, a majority of the Trustees of the Trust and a majority of the Trustees who are not interested persons of the Trust have found the Plan, as proposed, to be in the best interests of each class of a Fund individually and the Funds as a whole;

NOW, THEREFORE, the Trust hereby approves and adopts the following Plan pursuant to Rule 18f-3(d) of the 1940 Act.

The Plan

Each now existing and hereafter created Fund of the Trust may from time to time issue one or more of the following classes of shares:  Retail Class shares, Institutional Class shares and Class C shares.  Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the Funds’ prospectus as from time to time in effect with respect to such class (the "Prospectus").  The differences in expenses among these classes of shares, and the exchange features of each class of shares, are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the Declaration of Trust and By-laws of the Trust, by action of the Board of Trustees of the Trust.

Initial Sales Charge

Retail Class, Institutional Class and Class C Shares of the Funds are offered at their per share net asset value, without an initial sales charge.

Redemption Fee

No redemption fee will be imposed upon redemptions of shares of any Class.

Separate Arrangements and Expense Allocations of Each Class

Class C Shares will pay the expenses associated with its different distribution and shareholder servicing arrangements.  The Class C shares of a Fund will reimburse its distributor for payments for the purpose of financing or assisting in the financing of any activity which is primarily intended to result in the sale of Class C shares of the Fund and for servicing accounts of holders of the Class C shares ("Service and Distribution Fees").  Service and Distribution Fees are paid pursuant to a plan adopted for the Investment Class pursuant to Rule 12b-1 under the 1940 Act (the "12b-1 Plan").  Class C shares of a Fund pay, pursuant to the 12b-1 Plan, a Service and Distribution Fee of 1.0% per annum of the average daily net assets of such Fund attributable to such class, as described in the Prospectus for that class.  The Retail Class and the Institutional Class have not adopted a 12b-1 Plan.

Each class may, at the Trustees' discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes.  All other expenses will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the particular Fund.  However, any Fund which may hereafter be established to operate as a money market fund in reliance on Rule 2a-7 under the 1940 Act and which will make daily distributions of its net investment income, may allocate such other expenses to each share regardless of class, or based on relative net assets (i.e., settled shares), as permitted by Rule 18f-3(c)(2) under the 1940 Act.

Exchange and Conversion Features

            Exchange Features

A shareholder may exchange shares of any class of a Fund for shares of the same class of any other Fund or may exchange shares of one Fund for shares of a different class of the same Fund (provided that the shareholder requesting the intra-Fund exchange meets the eligibility requirements of the class into which such shareholder intends to exchange, subject to the discretion of the Fund) in an account with identical registration on the basis of their respective net asset values.

            Conversion Features

Shares of one class do not convert into shares of another class.

Dividends/Distributions

Each Fund pays out as dividends substantially all of its net investment income (which comes from dividends and interest it receives from its investments) and net realized short-term capital gains.

All dividends and/or distributions will be paid, at the election of the shareholder, either in the form of additional shares of the class of shares of the Fund to which the dividends and/or distributions relate or in cash.  Dividends paid with respect to each class of a Fund are calculated in the same manner and at the same time as dividends paid with respect to each other class of that Fund.

Voting Rights

Each share entitles the shareholder of record to one vote.  Each Fund will vote separately on matters which require a shareholder vote and which relate solely to that Fund.  In addition, each class of shares of a Fund shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class, and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.  However, all Fund shareholders will have equal voting rights on matters that affect all Fund shareholders equally.  Under the current terms of this Plan and of the Rule 12b-1 Plan, each Fund's Class C shares will vote separately only with respect to its respective Rule 12b-1 Plan.